# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: KE Holdings Inc., CIK 0001809587
CUSIP: 482497104
Title of class of securities: Class A ordinary shares, par value US$0.00002 per share
Address of issuer's principal executive offices: Oriental Electronic Technology Building, No. 2 Chuangye Road, Haidian District, Beijing, China (F4), 100086
Date of event which requires filing of this statement: 08/14/2026
Amends the filing with accession number 0001104659-21-097168
Filed by CIK 0001870503
Persons authorized to receive notices and communications: Grain Bud Holding Limited, Luna Tower, Waterfront Drive, Road Town, Tortola, Virgin Islands British (D8), VG1110, 86 10 5810 4689

## Reporting persons
- Propitious Global Holdings Limited (CIK 0001976800): type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 849,601,280; shared dispositive power 0; aggregate amount beneficially owned 849,601,280 (24.7% of the class)
  Comment: Represents 849,601,280 Class A ordinary shares held by Propitious Global Holdings Limited. Propitious Global Holdings Limited has executed and delivered an Irrevocable Proxy and Power of Attorney, as amended, pursuant to which Propitious Global Holdings Limited irrevocably authorized Baihui Partners L.P. to exercise the voting rights represented by all the 849,601,280 Class A ordinary shares held by Propitious Global Holdings Limited. Calculation of percentage is based on a total of 3,435,761,272 issued ordinary shares (consisting of 3,300,858,110 Class A ordinary shares and 134,903,162 Class B ordinary shares) of the Issuer as of August 14, 2026 as a single class, reported on the Issuer's current report on Form 6-K filed on August 17, 2026.
- Grain Bud Holding Limited (CIK 0001870503): type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 849,601,280; shared dispositive power 0; aggregate amount beneficially owned 849,601,280 (24.7% of the class)
  Comment: Represents 849,601,280 Class A ordinary shares held by Propitious Global Holdings Limited, which is wholly owned by Grain Bud Holding Limited. Calculation of percentage is based on a total of 3,435,761,272 issued ordinary shares (consisting of 3,300,858,110 Class A ordinary shares and 134,903,162 Class B ordinary shares) of the Issuer as of August 14, 2026 as a single class, reported on the Issuer's current report on Form 6-K filed on August 17, 2026.
- Z&Z Trust: type of reporting person: other (OO); citizenship or place of organization: Virgin Islands British (D8); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 849,601,280; shared dispositive power 0; aggregate amount beneficially owned 849,601,280 (24.7% of the class)
  Comment: Represents 849,601,280 Class A ordinary shares held by Propitious Global Holdings Limited, which is wholly owned by Grain Bud Holding Limited, which is in turn wholly owned by Z&Z Trust. Calculation of percentage is based on a total of 3,435,761,272 issued ordinary shares (consisting of 3,300,858,110 Class A ordinary shares and 134,903,162 Class B ordinary shares) of the Issuer as of August 14, 2026 as a single class, reported on the Issuer's current report on Form 6-K filed on August 17, 2026.
- ZHU Yan (CIK 0001865749): type of reporting person: individual (IN); citizenship or place of organization: China (F4); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 849,639,740; shared dispositive power 0; aggregate amount beneficially owned 849,639,740 (24.7% of the class)
  Comment: Represents (i) 38,460 Class A ordinary shares in the form of ADSs held by Oxygen Element Limited, which is wholly owned by the Reporting Person and (ii) 849,601,280 Class A ordinary shares held by Propitious Global Holdings Limited, which is wholly owned by Grain Bud Holding Limited. Grain Bud Holding Limited is wholly owned by Z&Z Trust. Calculation of percentage is based on a total of 3,435,761,272 issued ordinary shares (consisting of 3,300,858,110 Class A ordinary shares and 134,903,162 Class B ordinary shares) of the Issuer as of August 14, 2026 as a single class, reported on the Issuer's current report on Form 6-K filed on August 17, 2026.

## Item 1. Security and Issuer
Title of class of securities: Class A ordinary shares, par value US$0.00002 per share
Name of issuer: KE Holdings Inc.
Address of issuer's principal executive offices: Oriental Electronic Technology Building, No. 2 Chuangye Road, Haidian District, Beijing, China (F4), 100086
Comment: The Statement on Schedule 13D originally filed with the Securities and Exchange Commission (the "Commission") on July 29, 2021 as amended and supplemented by (i) Amendment No. 1 filed with the Commission on July 29, 2021, (ii) Amendment No. 2 filed with the Commission on November 8, 2021, (iii) Amendment No. 3 filed with the Commission on December 30, 2021, and (iv) Amendment No. 4 filed with the Commission on May 18, 2022 (collectively, the "Statement"), is hereby further amended and supplemented by this Amendment No. 5 to Schedule 13D (the "Amendment"). Capitalized terms used herein and not otherwise defined have the meanings assigned to such terms in the Statement. Except as otherwise provided herein, each Item of the Statement remains unchanged.

## Item 2. Identity and Background
Name of person filing: No change from the Statement.
Residence or business address: The registered office address of Propitious Global Holdings Limited and Grain Bud Holding Limited is Luna Tower, Waterfront Drive, Road Town, Tortola VG1110, British Virgin Islands. No other change from the Statement.
Present principal occupation or employment: The registered office address of Propitious Global Holdings Limited and Grain Bud Holding Limited is Luna Tower, Waterfront Drive, Road Town, Tortola VG1110, British Virgin Islands. No other change from the Statement.
Criminal convictions in the last five years: No change from the Statement.
Civil proceedings (securities laws) in the last five years: No change from the Statement.
Citizenship: No change from the Statement.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: No change from the Statement.

## Item 4. Purpose of Transaction
Purpose of transaction: No change from the Statement. The securities beneficially owned by the Reporting Persons did no change in the past 60 days, and this Amendment is being filed to reflect a change in the beneficial ownership percentage of the Reporting Persons due to a change in the number of ordinary shares issued of the Issuer, following the completion of the Issuer's share repurchase and cancellation.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Items 7 through 11 and Item 13 of each of the cover pages of this Statement for the Reporting Persons are incorporated herein by reference.
Number of shares as to which each person has sole or shared power to vote or dispose: Items 7 through 11 and Item 13 of each of the cover pages of this Statement for the Reporting Persons are incorporated herein by reference.
Transactions in the class effected during the past sixty days: To the knowledge of the Reporting Persons, none of the Reporting Persons has effected any transactions in the Class A ordinary shares during the past 60 days.

## Signatures
- Propitious Global Holdings Limited: /s/ ZHU Yan, ZHU Yan, Director (08/18/2026)
- Grain Bud Holding Limited: /s/ Rustem Limited, Rustem Limited, Director (08/18/2026)
- Z&Z Trust: /s/ Cantrust (Far East) Limited, Cantrust (Far East) Limited as Trustee of Z&Z Trust (08/18/2026)
- ZHU Yan: /s/ ZHU Yan, ZHU Yan (08/18/2026)